CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Named Top 5 Sino-Foreign Education Institute in China by Edu.QQ.com

January 26th, 2009 CNW Group: CIBT Education Group Inc. (“CIBT”) (NYSE Alternext & TSXV symbol: MBA) is pleased to report that its subsidiary, CIBT School of Business – Beijing, ranked fifth in a listing of the “Top 10 Sino-foreign Education Institutes in China for 2008” in a recent survey conducted by Edu.QQ.com, a leading internet and information service portal in China.

This latest ranking comes in addition to CIBT being recognized as one of the top two international college preparation institutes in China by Sohu.com, as reported in a news release published on January 21st, 2008.

Toby Chu, Vice-Chairman, President and CEO of CIBT commented, “As one of the longest established Sino-foreign education institutes in China, we are proud to be recognized by the mass student population in China as indicated by their online votes for CIBT. We strive to continue delivering a top-notch education experience to all of our students.”

Results for the ranking can be found at http://vote.qq.com/cgi-bin/survey_project_stat?pjtId=18387&rq=yes.

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

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